EXHIBIT 3.1(iv)

STATE OF DELAWARE

CERTIFICATION OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

OF

COATES INTERNATIONAL LTD.

A corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST:   That at a meeting of the Board of Directors of Coates International Ltd. (“the Corporation”), resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation to authorize 1,000,000,000 additional new shares of the Corporation’s Common Stock.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by changing the Article thereof numbered “FOURTH” so that, as amended, said Article shall be and read as follows:

Classes and Numbers of Shares.  The total number of shares of stock that the Corporation shall have authority to issue is Two Billion and One Hundred Million (2,100,000,000). The Classes and aggregate number of shares of each class which the Corporation shall have authority to issue are as follows:

1.	Two Billion (2,000,000,000) shares of Common Stock, par value $0.0001 per share (the “Common Stock”). The terms and provisions of the Common Stock are as follows:

(i) The holders of Common Stock shall be entitled to one vote per share with respect to all corporate matters.

(ii) In case of the liquidation or dissolution of the Corporation, the holders of said shares of Common Stock shall be entitled, after payment or provision for payment of the debts and other liabilities of the Corporation, and subject to the prior rights of the holders of Preferred Stock, to share ratably in the remaining net assets of the Corporation.

2.	One hundred Million (100,000,000) shares of Preferred Stock, par value $0.001 per share (the “Preferred Stock”). The Corporation may issue any class of the Preferred Stock in any series. The Board of Directors shall have authority to establish and designate series, and to fix the number of shares included in each such series and the variations in the relative rights, preferences and limitations as between series, provided that, if the stated dividends and amounts payable on liquidation are not paid in full, the shares of all series of the same class shall share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets other than by way of dividends in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full. Shares of each such series when issued shall be designated to distinguish the shares of each series from shares of all other series.

SECOND:   That thereafter, pursuant to resolution of its Board of Directors, a vote of the stockholders of the Corporation was held at which the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD:   That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH:   That the capital of the Corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said Coates International Ltd., has caused this certificate to be signed by George J. Coates, an Authorized Officer this 29th day of May 2015.

By:	/s/ George J. Coates
Authorized Officer
Title: President
Name: George J. Coates